                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*
                    Under the Securities Exchange Act of 1934
                                       of
                             William B. Turner, Jr.


                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 10 of this filing.

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                                  SCHEDULE 13D

CUSIP NO. 87161C 10 5                           PAGE    2     OF   10    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WILLIAM B. TURNER, JR.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    181,867
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,568,205
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   107,241
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,642,831
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,750,072
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

                                EXPLANATORY NOTES

         This Amendment No. 2 ("Amendment No. 2") is being made to the Schedule 13D as amended and restated by Amendment No. 1 filed on February 8, 2001 (the "Schedule 13D") by William B. Turner, Jr., both in his individual capacity and as trustee of his grantor retained annuity trust ("GRAT"). This Amendment No. 2 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report: (1) the reorganization of TB&C Bancshares, Inc. ("TB&C") and the related distribution in liquidation by TB&C of 14,309,182 shares of common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp., a Georgia corporation ("Synovus"), all of which were previously deemed to be beneficially owned indirectly by Mr. Turner; (2) the acquisition of 91,600 of such shares by Mr. Turner, as sole trustee of his GRAT; and (3) the fact that Mr. Turner now beneficially owns less than 5% of the outstanding shares of Synovus Common Stock. Other updating changes also are reflected in the items that are being amended.

ITEM 1.           SECURITY AND ISSUER.

         The information set forth in Item 2 of the Schedule 13D has not changed as of the date of this Amendment No. 2.

ITEM 2.           IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of the Schedule 13D has not changed as of the date of this Amendment No. 2.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to report a recent transaction involving TB&C that reduced Mr. Turner's beneficial ownership of Synovus Common Stock to below 5% of the outstanding shares of such Common Stock. As a result of Mr. Turner's position as a director of TB&C, Mr. Turner was deemed to beneficially own 14,309,182 shares of Synovus Common Stock that were owned by TB&C until the close of business on August 13, 2001. After the close of business and after the New York Stock Exchange closed on August 13, 2001, TB&C completed a reorganization (the "Reorganization") under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, in which:

         (a) TB&C transferred to Synovus the 14,309,182 shares of Synovus Common Stock that TB&C previously owned, and Synovus issued to TB&C the same number of newly issued shares of Synovus Common Stock, having the same rights as the shares surrendered; and

         (b) TB&C immediately distributed the 14,309,182 newly issued shares of Synovus Common Stock to TB&C's shareholders in proportion to their ownership of TB&C shares, all as part of the related liquidation and dissolution of TB&C.

         The only shares of Synovus Common Stock previously owned by TB&C that Mr. Turner is deemed to beneficially own after the Reorganization are the shares distributed by TB&C to Mr. Turner, as sole trustee of his GRAT, of which he also is the sole annuity beneficiary. As trustee of his GRAT, Mr. Turner received 91,600 shares of Synovus Common Stock based on his ownership, as trustee of his GRAT, of 93,440 shares of TB&C Common Stock being cancelled in the dissolution of TB&C.

         The only funds or other consideration that has been or will be given in connection with the Reorganization consists of: (a) the shares of Synovus Common Stock surrendered by TB&C to Synovus in exchange for the issuance of an equal number of new shares of Synovus Common Stock issued by Synovus to TB&C; and (b) the shares of TB&C Common Stock owned by Mr. Turner, as sole trustee of his GRAT (as well as the shares of TB&C Common Stock owned by the other TB&C shareholders) that are being cancelled in the dissolution of TB&C.

         TB&C was formed in 1986 by William B. Turner (Mr. Turner's father), and Mr. Turner's aunts, Elizabeth T. Corn and Sarah T. Butler, to effect various family, financial and estate planning goals. All of the shares of Synovus Common Stock that TB&C owned immediately prior to the Reorganization consisted of the shares initially contributed, a modest amount of additional shares contributed in 1990 by the three founding shareholders, and additional shares issued with respect to the contributed shares as a result of intervening stock splits, as reduced by two relatively modest charitable gifts of shares of Synovus Common Stock by TB&C. Stock splits accounted for the vast majority of increases from 1995 until August 13, 2001 in the number of shares shown as beneficially owned by Mr. Turner from time to time in his Schedule 13D filings.

         As of the date of this report, TB&C no longer owns or votes any shares of Synovus Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow William B. Turner, Mrs. Butler and Mrs. Corn to effect various family, financial and estate planning goals for themselves and their lineal descendants. As previously disclosed in Amendment No. 1, Mr. Turner and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the Reorganization of TB&C (including the distribution in liquidation by TB&C to its shareholders of all shares of Synovus Common Stock owned by TB&C). The Reorganization and related distribution of Synovus shares were completed on August 13, 2001.

         Mr. Turner does not have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus (except through any distributions in kind by Mr. Turner as trustee of his GRAT (or possibly sales by him as trustee of such GRAT) of shares of Synovus Common Stock to satisfy annuity payments due to Mr. Turner as the annuity beneficiary of such GRAT); (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items
(a) through (i) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The percentages set forth below and on page 2 hereof are based on 291,093,083 shares of Synovus Common Stock outstanding on August 23, 2001, as provided by Synovus.

         Mr. Turner could be construed to be the beneficial owner of 2,750,072 shares (0.9%) of Synovus Common Stock. Mr. Turner has sole voting and investment power as to 107,241 of these shares, consisting of (a) 15,641 shares owned by Mr. Turner in custodial accounts for his children, and (b) 91,600 shares owned by Mr. Turner as sole trustee of his GRAT. Mr. Turner has sole voting power as to an additional 74,626 shares, shared voting power as to 2,568,205 shares and shared investment power as to 2,642,831 shares of Synovus Common Stock, consisting of: (a) 74,626 shares owned by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, as sole trustee of a revocable trust for the benefit of Mr. Turner and subject to his directions as to distributions and his right to vote the Synovus shares, as to which Mr. Turner has sole voting power, but shares investment power (based on Mr. Turner's power to direct distributions from and to revoke the trust) with STC, as trustee of such trust; and (b) 2,568,205 shares owned by Bradley-Turner Foundation, Inc. (the "B-T Foundation"), a charitable foundation of which Mr. Turner is a trustee and as to which voting power and investment power are shared with the other trustees of such foundation.

         Additional information regarding the persons and entity with whom Mr. Turner shares voting power and/or investment power is included in the following chart.

                   INFORMATION REGARDING SYNOVUS TRUST COMPANY
                     AND THE TRUSTEES OF THE B-T FOUNDATION

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power(2)          Employment
--------------------------------     ------------------------------------   ----------------------------------------------------
William B. Turner                    Trustee of B-T Foundation              Advisory Director of
                                                                            W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

                                                                            Chairman of the Executive Committee of
                                                                            Synovus Financial Corp.
                                                                            901 Front Avenue, Suite 301, Columbus, GA  31901

Sue Marie T. Turner                  Trustee of B-T Foundation              Homemaker
(wife of William B. Turner)

Sarah T. Butler                      Trustee of B-T Foundation              Homemaker


Clarence C. Butler                   Trustee of B-T Foundation              Retired Physician
(husband of Sarah T. Butler)                                                St. Francis Hospital
                                                                            P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                    Trustee of B-T Foundation              Homemaker


Lovick P. Corn                       Trustee of B-T Foundation              Advisory Director
(husband of Elizabeth T. Corn)                                              W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.               Trustee of B-T Foundation              President
(adult son of William B. Turner)                                            W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                    Trustee of B-T Foundation              Chairman of the Board
(adult son of Sarah T. Butler)                                              W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie (adult             Trustee of B-T Foundation              Director
daughter of Elizabeth T. Corn)                                              Synovus Financial Corp., Suite 301
                                                                            901 Front Avenue, Columbus, GA  31901

Sarah T. Martin                      Trustee of B-T Foundation              Employee
(adult daughter of William B.                                               Columbus Travel
Turner)                                                                     123 12th Street, Columbus, GA  31901

Polly C. Miller                      Trustee of B-T Foundation              Homemaker
(adult daughter of Elizabeth T.
Corn)

Sam Wellborn                         Trustee of B-T Foundation              Retired Chairman of Synovus Foundation
                                                                            P.O. Box 120
                                                                            Columbus, GA 31902

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power(2)          Employment
--------------------------------     -----------------------------------    ----------------------------------------------------
Elizabeth B. Ramsay                  Trustee of B-T Foundation              Shop Owner
(adult daughter of Sarah T.                                                 Galleria Riverside
Butler)                                                                     15 10th Street, Columbus, GA  31902

Synovus Trust Company, as            Trustee of Revocable Trust for         Financial institution with trust powers
Trustee                              William B. Turner, Jr.
1148 Broadway, 2nd Floor
Columbus, GA  31901

--------------------
(1) Each individual named above is a citizen of the United States of America, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.

(2) Any spousal relationship giving rise to shared power described above under
Item 5 is not repeated here.

--------------------

         (c) There have not been any transactions within the last 60 days by Mr. Turner in shares of Synovus Common Stock except for: (1) the receipt by Mr. Turner, as sole trustee of his GRAT, of 91,600 shares of Synovus Common Stock distributed on August 13, 2001 by TB&C in the Reorganization, and (2) a charitable gift of 75 shares of Synovus Common Stock on August 8, 2001, made by STC, as sole trustee of a revocable trust for the benefit of Mr. Turner, pursuant to Mr. Turner's power to direct distributions from such trust.

         (d) Mr. Turner's revocable trust authorizes STC as trustee to make distributions of income and corpus as directed by Mr. Turner.

         (e) Mr. Turner ceased to be a beneficial owner of more than 5% of the outstanding Synovus Common Stock on August 13, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no longer in effect any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock required to be disclosed under this item.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as Exhibit A to the Schedule
                           13D of William B. Turner, Jr. and omitted pursuant to Rule 13d-2(e)).

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A.(1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001, between STC and TB&C.(1)

EXHIBIT D                  Power of Attorney from William B. Turner, Jr.,
                           individually and as trustee.(1)

---------------
(1) Incorporated by reference from exhibits to Amendment No. 1 to Schedule 13D, dated as of January 22, 2001, as filed on behalf of William B. Turner, Jr. on February 8, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




September 7, 2001            William B. Turner, Jr., individually and as trustee


                             By: /s/ Garilou Page
                                 -----------------------------------------------
                                 Garilou Page, as Attorney in Fact

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                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as Exhibit A to the Schedule
                           13D of William B. Turner, Jr. and omitted pursuant to
                           Rule 13d-2(e)).

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A.(1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001, between STC and TB&C.(1)

EXHIBIT D                  Power of Attorney from William B. Turner, Jr.,
                           individually and as trustee.(1)

--------------------
(1) Incorporated by reference from exhibits to Amendment No. 1 to Schedule 13D, dated as of January 22, 2001, as filed on behalf of William B. Turner, Jr. on February 8, 2001.